UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sierra Pacific Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10100 W. Charleston Blvd, STE 214
(No. and Street)

Las Vegas	NV	89135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erin Lankowsky — 702-998-0600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, LLC
(Name – *if individual, state last, first, middle name*)

200 East Broad St, Suite 500	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erin Lankowsky _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sierra Pacific Securities, LLC _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of Nevada   County of Clark

The foregoing instrument was acknowledged before me on this 25ᵗʰ day of February , 20 21 by - Erin Zachery Lankowsky -

_____
Notary Public Signature
Notary Public



_____
Signature

Co-President / CFO

_____
Title

T. FERRIS
Notary Public - State of Nevada
County of Clark
APPT. NO. 14-13630-1
My App. Expires April 30, 2022

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



elliott davis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Sierra Pacific Securities, LLC
Las Vegas, Nevada

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Sierra Pacific Securities, LLC (the Company) as of December 31, 2020, and the related notes to the financial statement (collectively, the financial statements). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis, LLC

We have served as the Company's auditor since 2018

Greenville, South Carolina
February 26, 2021

SIERRA PACIFIC SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Current assets:

Cash in bank	$ 825,686
Deposits with/receivables from clearing organization	51,159,299
Receivable from other brokers	38,283
Securities owned, at market value	173,804,270
Deferred tax asset	261,697
Prepaid expense and other assets	11,949
Total current assets	226,101,184

Long term assets:

Property and equipment, net of accumulated depreciation	38,610
Right of Use asset	372,283
Total long term assets	410,893
Total assets	$ 226,512,077

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:

Accounts payable and accrued expenses		$ 3,380,594
Payable to clearing organization –		
Inventory financing payable	$ 96,026,288	
Securities sold short – not yet purchased	83,968,671	
Total payable to clearing organization		179,994,959
Federal taxes payable		397,799
Accrued interest payable		288,750
Total current liabilities		184,062,102

Long term Liabilities:

Lease liability	404,215
Subordinated debt	14,000,000
Total long term liabilities	14,404,215
Total liabilities	198,466,317
Members' equity	28,045,760
Total liabilities and members' equity	$ 226,512,077

The accompanying notes are an integral part of these financial statements.

SIERRA PACIFIC SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

(1) NATURE OF BUSINESS

The Company is a registered broker-dealer formed under the laws of the State of Nevada maintaining its principal office in Las Vegas, Nevada and operates branch offices in multiple locations throughout the US. The Company is subject to a minimum net capital requirement pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government, municipal and agency securities, corporate obligations, collateralized mortgage obligations, and bank Certificates of Deposit, and holding these types of securities for the Company's own account.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements is in conformity with GAAP which requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Although these assumptions are based on the best available information, actual results may be different from these estimates.

Cash and Cash Equivalents
Cash consists of cash in banks. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2020. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets and Leasehold Improvements
Fixed assets and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful life of the assets of two or five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the assets or the remaining term of the related leases. The Company had $260,998 of accumulated depreciation recognized as of December 31, 2020.

Clearing Organizations
The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Company is required to maintain certain deposit levels with the clearing organization. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2020, the Company had deposit levels with clearing organizations exceeding the required amount of $100,000.

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a settlement date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States. Underwriting revenue is recognized on the day funds are received by the lead underwriter.

Income Taxes

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will more likely than not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year. Interest and penalties, if applicable, are recorded in the period assessed as a component of income tax expense.

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The Company adopted this guidance on January 1, 2019 using the modified retrospective method and practical expedients for transition. We determined if an arrangement is a lease at inception. Right of assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Rent expense for lease payments is recognized on a straight-lined basis over the lease term.

(3) SECURITIES OWNED

Securities owned consist of trading securities, recorded at market value, and include accrued interest of $875,084. These securities had a cost of $172,931,168 and are comprised of corporate obligations, bank Certificates of Deposit, municipal and agency securities, collateralized mortgage obligations, and federal obligations.

(4)   FAIR VALUE OF FINANCIAL INSTUMENTS

Fair Value Measurement
The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's securities owned, at fair value, and securities sold, not yet purchased, at fair value, are reflected in the Statement of Financial Condition on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset and liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2	Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3	Are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The following table presents the investments carried on the Statement of Financial Condition by level within the hierarchy as of December 31, 2020.

	Level 1	Level 2	Level 3	Total
Trading securities	$ -	$ 172,929,186	$ -	$ 172,929,186
Securities sold short, not yet purchased	$ -	$ 83,968,671	$ -	$ 83,968,671

(4)   FAIR VALUE OF FINANCIAL INSTUMENTS, Continued

Trading securities values are readily determined based on other data values or market prices.

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Payable to Clearing organization" on the Statement of Financial Condition. The liability includes inventory financed and the value of certain securities sold short – not yet purchased.

Determination of Fair Value
The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

Where quoted prices for identical securities are available in an active market, instruments are classified in Level 1 of the valuation hierarchy. Level 1 instruments include highly-liquid government bonds, for which there are quoted prices in active markets.

If quoted market prices are not available for the specific position, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. These transactions are classified within Level 2 of the valuation hierarchy.

Level 2 instruments primarily include agency mortgage backed securities, corporate debt securities, bank certificates of deposit and municipal securities. Transactions are classified within Level 3 if there are no observable transaction prices or independent pricing sources available or a component of the price is derived from a model with an observable input.

(5)   TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government, corporate, municipal and agency securities and bank certificates of deposit. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates.   Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers.

(5) TRADING ACTIVITIES AND RELATED RISKS, Continued

The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

(6) SUBORDINATED DEBT

During 2018, the Company converted $15,000,000 of members' equity to subordinated term notes assumed by The Members of the Company. During 2020, the Company paid down the notes by $1,000,000. Interest on the subordinated term notes accrues at the stated interest rate per the agreements of 3.75%. Interest and principal are payable at maturity in June 2025. Interest expense on the note totaled $541,875 for the year ended December 31, 2020.

(7) RENTAL OF OFFICE FACILITIES

The Company occupies two office facilities with initial noncancelable lease terms in excess of one year. The lease agreements terminate in February 2024 and May 2024. One of the leases has an optional extension of two additional five-year periods; however, the use of this extension is not considered probable and therefore has not been included in determination of amounts recorded on the financial statements. Both lease agreements include fixed rental payments that increase at pre-determined rates. The Company records the operating lease right of use asset and lease liabilities based on the present value of lease payments, discounted using the current commercial lending rate. The discount rate associated with the operating leases as of December 31, 2020 is 4.00%.

Rent expense for the year ended December 31, 2020 was $203,200. Future lease obligations under the operating leases are shown in the table below:

Twelve Months Ended December 31,

2021	$ 142,193
2022	159,018
2023	148,055
2024	47,662
	$ 496,928

(8) CONCENTRATION OF CREDIT RISK FOR CASH HELD IN BANKS

The Company maintains cash accounts at Bank of America which had bank balances totaling $730,065 on December 31, 2020. Accounts at this institution are insured up to $250,000 by the Federal Deposit Insurance Corporation.

(9) LEGAL CONTINGENCIES

The Company is not currently a defendant in litigation incidental to its securities business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Topic 450, "Contingencies: ("ASC 450"). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded.

These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

(10) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital of $273,272 at December 31, 2020. At December 31, 2020, the Company had computed net capital of $26,311,416, which was in excess of the required net capital level by $26,038,144. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was .1558 to 1.

(11) INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that are not expected to be realized based on available evidence.

The temporary differences giving rise to the deferred tax items are as follows as of December 31, 2020:

Assets:	
Accrued payroll	$ 263,126
Lease liability	86,506
Total	349,632
Liabilities:	
Tax/book depreciation differences	8,263
Lease Liability	79,672
Total	87,935
Ending deferred tax asset	$ 261,697

The Company files tax returns in the U.S. and various state jurisdictions. At December 31, 2020 the tax years 2017 through 2020 remain open to examination under the statute of limitations.

(12) COVID-19

The 2019 novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect economic activity globally, nationally, and locally. Following the COVID-19 outbreak in December 2019 and January 2020, market interest rates declined significantly. The spread of COVID-19 has caused us to modify our business practices, including employee travel, employee work locations, and the cancellation of physical participation in meetings, events, and conferences. The rapid development and fluidity of this situation precludes any predication as to the ultimate impact of the COVID-19 outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

(13) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found that were material enough to require recognition in the financial statements.

SIERRA PACIFIC SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2020

Total members' equity		$ 28,045,760
Adjustments – subordinated debt	$14,000,000	
Adjustments – non-allowable assets:		
Deferred tax asset	(261,697)	
Prepaid expenses and other assets	(11,949)	
Property and equipment, net	(38,610)	
Total adjustments		13,687,744
Net capital before haircuts		41,733,504
Haircuts on security positions – United States		
Agency obligations and obligations of organizations		
established by the United States:		
Exempted securities	5,751,504	
Debt securities	9,377,171	
Options	19,142	
Other Securities	274,271	
Net haircuts		(15,422,088)
Net capital		26,311,416
Minimum net capital required (6-2/3% of total aggregate		
indebtedness or $100,000, whichever is greater)		(273,272)
Excess net capital		$ 26,038,144

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 4,099,077
Ratio of aggregate indebtedness to net capital	.1558 to 1

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

SIERRA PACIFIC SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2020

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

SIERRA PACIFIC SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2020

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

 elliott davis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM –
EXEMPTION REPORT

To the Members of
Sierra Pacific Securities, LLC
Las Vegas, Nevada

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Sierra Pacific Securities, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Sierra Pacific Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions) and (b) Sierra Pacific Securities, LLC stated that Sierra Pacific Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sierra Pacific Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sierra Pacific Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, LLC

Greenville, South Carolina
February 26, 2021

-14-

SIERRA PACIFIC SECURITIES LLC
EXEMPTION REPORT
PURSUANT TO RULE 15c3-3

December 31, 2020

SIERRA PACIFIC SECURITIES, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R§240.15c3-3 ("Customer protection - reserves and custody of securities") under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17C.F.R. §240.15c3-3(k)(2)(ii) during the period of January 1, 2020 through December 31, 2020 without exception.

SIERRA PACIFIC SECURITIES, LLC

I,_____ERIN LANKOWSKY_____, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



Erin Lankowsky, Co-President & CFO

2/26/21

Date



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of
Sierra Pacific Securities, LLC
Las Vegas, Nevada

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Sierra Pacific Securities, LLC (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

2. Compared Total Revenue reported on the audited Form X-17A-5 Part III for the year ended December 31, 2020, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 26, 2021